UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of August 2019

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated August 1, 2019 titled: “For the second quarter of 2019 CNH Industrial reported a robust net income of $427 million, or $0.31 per share, on consolidated revenues of $7.6 billion. Net debt of Industrial Activities(2)(3) at $1.5 billion”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2019 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

August 1, 2019

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated August 1, 2019, titled: “For the second quarter of 2019 CNH Industrial reported a robust net income of $427 million, or $0.31 per share, on consolidated revenues of $7.6 billion. Net debt of Industrial Activities(2)(3) at $1.5 billion”

Exhibit 99.2	CNH Industrial N.V. Second Quarter and Half-Year 2019 Results Review Presentation